TRILLION, LLC



ANNUAL REPORT

8211 FAIRBANKS - WHITE OAK RD., Unit 7

Houston, TX 77040

(832) 350-9191

http://www.trillion.energy/

This Annual Report is dated April 25, 2022.

BUSINESS

Trillion (also referred to as the "Company") is a green fuel development and production company. We produce high-performance, low emissions fuels, that deliver some of the greatest greenhouse gas (GHG) reductions and operating cost benefits in the marketplace. We are at the revenue stage, with client testimonials and use cases for our first fuel known as HydroDiesel+®, a "water-emulsified" fuel technology. The company satisfies 9 of the 17 UN Sustainable Development Goals and is on a mission to reduce over one metric Gigaton of CO_2 from our atmosphere per year with our decentralized fuel production & distribution model. We sell directly, through distribution and licensing agreements to large offtake customers, such as cruise lines, marine cargo fleets, construction companies, agricultural coops, railroads, and soon to the average on-road consumer.

Planned Conversion Disclosure

Trillion, LLC was originally formed in Louisiana as a Limited Liability Company in 2017. The executive team and management are planning to convert the corporate structure of the company from an LLC to a C-Corp at some time in the future. The specific timeline has not yet been finalized, however, the Company wants investors to be aware of this future transition.

Litigation Disclosure

The Company was recently granted a favorable Motion for Summary Judgment for a legal matter relating to a licensor of Trillion, HKA Hydrofuels, LLC. The plaintiffs are appealing this ruling in Trillion's favor. Trillion expects the maximum costs expected to incur from legal fees are $10,000. The Company is currently complying with all relevant laws and regulations. The Company and its counsel believe the appeal is unlikely to be ruled in favor of the claimant due to an abundance of facts presented and captured during a deposition in the original hearings.

Chief Executive Officer Disclosure

The Company's Chief Executive Officer, Alex Gomez, is also the owner & managing member of two additional LLCs. Alex owns +50% of the company and to date has received no salary from the company. Alex works full-time on Trillion activities. He owns other businesses that require some additional oversight time from him during the week, usually off Trillion hours or on weekends. His Primary Role is as Trillion CEO. Alex plans to take a salary once the company has reached substantial fundraising.

Team Disclosure

There are five full-time employees, and five part-time contractors or board advisors.

Previous Offerings

Name: Class B Units

Type of security sold: Equity

Final amount sold: $671,971.00

Number of Securities Sold: 14,607,100

Use of proceeds: These monies were primarily used for equipment, feedstock commodities, and building lease. The above security Class B units were sold over a three year period between December 2019 and February 2022. The recent offering closed on March 18th, 2022. The Company updated its Operating Agreement to reflect the current authorized shares and capital table as of February 25th, 2022. The Offering Memorandum financial statements equity spread contained on page 36 of this Offering Memorandum capture years ending December 31, 2020 and 2021, and does not capture the remaining Class B Units in the amount of 242,500 sold in January 1st, – February 25th, 2022, as shown in the updated cap table. The March 2nd, 2022 Operating Agreement Addendum with Exhibit 2 is attached as exhibit (after the Operating Agreement.)

Date: February 25, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Class A

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 83,168,368

Use of proceeds: Founder's Shares

Date: March 30, 2017

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to year ended December 31, 2021

Overview

The Company has just recently started its transition to full commercial operations following a period of more than four years of product & production R&D and validation testing. 2021 was a very successful year from the perspective of product advancement and validation of claims for our HydroDiesel® fuel, from its beta version to its second version known commercially as HydroDiesel+®. The Company invested much effort in transitioning the original product formulation from high mechanical energy and low chemical energy production process to low mechanical energy and high chemical energy process. This results in a final product that delivers greater environmental results and that is now thermodynamically stable for up to a year, permitting longer-term storage and use. Additionally, the product performance results are greater and more valuable from a performance and operational perspective for our consumers. The company is now transitioning from this product development, trial/demonstration order phase to full commercial production and expansion phase. During product development, parallel efforts with business development were made with multiple regional and international offtakers which would be classified as large to super-large industrial users.

Revenue

2021 was the start of demonstration sales for the Company, with small quantity trial demonstration orders to validate the product production methodologies and in-field use. The trial orders were field trialed with agriculture, marine transportation, major cruise lines, construction companies and more. The sales revenue does not reflect the actual volume of fuel put through our production equipment or used in trial orders as much of this supply was done as a development cost/expense to the company. The new product, v2.0 HydroDiesel+®, was realized late Q2 2021 after multiple years of product development expenses and beta trials with clients.

Cost of Goods Sold

Cost of sales in 2021 was $67,024, up from $0 in 2020. The 100% increase in cost of goods sold is attributed to the increase in monies allocated to laboratory testing equipment, chemical supplies, research and development expense, and pro-bono fuel supply. These expenses are directly attributed to the successful creation of the new product formulation and production methodology, which has been verified through trial and demonstration by the Company.

Gross margins

Gross profit for the Company was -$268,470 in 2021, versus -$102,102. As stated above, the company has now achieved successful product development, demonstration, and validation and is now transitioning to commercial-scale production volumes following a successful R-CF raise. We expect gross margins to mature to ~10% with large volume bulk material purchases. The Company sales team has been courting and developing large off-take order prospects that have participated in trial orders and product development. This improved performance will be primarily driven by a significant increase in higher-margin, large volume, direct-to-consumer sales.

Expenses

The Company's expenses consist of, among other things, test equipment rental, marketing, travel expenses, fees for professional services and patents, insurance, and facility rental expenses. Expenses in 2020 increased from $122,258 to $258,142 in 2021. An increase of 1.5 times attributed to the increase in expenses related to the significant advancement in the Company's product and production development and validation efforts. The Company hired external technical and financial advisors to asst with the development efforts.

Historical results and cash flows:

Following a successful Reg-CF raise, Investors should expect significant improvement in historical results as the Company completes its transition to full commercial operations. This transition will include an increase in property, plant, and equipment expenses on account of the Company's increasing production, storage, and facility size. This will include a corresponding significant increase in sales revenue and corresponding positive gross profits. Our operations will be much larger and will include more personnel and overhead expense. Monies will still be spent on R&D of the Company's future green fuel formulations, however, the company will also be in full production and sales of the HydroDiesel+® fuel. The cash flow from operations is expected to remain negative from Month 1 to month 6 (from Reg-CF raise) as we build out and commission our new facility, after which cash flow from operations will turn positive and be the main contributor to cash.

The Company has relied on cash flow from Company founders as well as external equity investment into the Company to fund operations to date. These prior monies were spent on product and product advancement.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $10,053.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Alexander Gomez

Amount Owed: $21,831.71

Interest Rate: 0.0%

There is no maturity date.

Creditor: Huey Segura

Amount Owed: $11,200.00

Interest Rate: 0.0%

There is no maturity date.

Creditor: Michael Brady

Amount Owed: $13,382.95

Interest Rate: 0.0%

There is no maturity date.

Creditor: John Leonard

Amount Owed: $60,000.00

Interest Rate: 0.0%

There is no maturity date.

Creditor: Steve Poirier

Amount Owed: $9,500.00

Interest Rate: 0.0%

There is no maturity date.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Alexander Gomez

Alexander Gomez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Managing Member and Founder

Dates of Service: March 30, 2017 - Present

Responsibilities: Executive Manager of Business, running the day-to-day management, vision, strategy, business plan execution, full P&L responsibility. Alex owns +50% of the company and to date has received no salary from the company. Alex works full time on Trillion activities. He owns other businesses that require some additional oversight time from him during the week, usually off Trillion hours or on weekends. His Primary Role is Trillion CEO. No salaries are currently collected.

Other business experience in the past three years:

Employer: ADG International, LLC.

Title: Owner

Dates of Service: January 01, 2015 - Present

Responsibilities: Manager member of business and all P&L authority. ADG International uses approximately 10-15% of Alex's week, usually off normal hours and on weekends.

Other business experience in the past three years:

Employer: HKA Hydrofuels, LLC.

Title: Managing Member

Dates of Service: April 21, 2017 - Present

Responsibilities: Co-management of the LLC; which entails the oversight of patents held by the company and the disbursement of royalties when received. This role requires very little and intermittent oversight by Alex.

Name: Michael Brady

Michael Brady's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Commercial Officer, Cofounder

Dates of Service: September 12, 2017 - Present

Responsibilities: All commercial activities related to corporate development, investor relations, customer transactions, strategic planning, forecasting, business development, sales, marketing and contract management. Mike owns 5% of the company and to date has received no salary from the company.

Other business experience in the past three years:

Employer: Frederick and Simon Inc.

Title: Owner

Dates of Service: September 16, 2015 - Present

Responsibilities: Executive manager and owner of the business.

Name: Huey Segura

Huey Segura's current primary role is with HKA Hydrofuel, LLC.. Huey Segura currently services Zero hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member Manager

Dates of Service: March 30, 2017 - Present

Responsibilities: Voting Rights as per Operating Agreement with respect to corporate decisions requiring managing member input. Huey owns +20% of the company and does not have a salaried position with the company.

Other business experience in the past three years:

Employer: HueMar, LLC

Title: Managing Member, Owner

Dates of Service: August 01, 2002 - September 30, 2019

Responsibilities: Operations, no longer established.

Other business experience in the past three years:

Employer: HKA Hydrofuel, LLC.

Title: Managing Member

Dates of Service: April 21, 2017 - Present

Responsibilities: Co-management of the LLC; which entails the oversight of patents held by the company and the disbursement of royalties when received.

Other business experience in the past three years:

Employer: RVR, LLC

Title: Managing Member, Owner

Dates of Service: August 01, 2008 - September 30, 2019

Responsibilities: Operations, no longer established.

Name: Steve Poirier

Steve Poirier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP QHSSE

Dates of Service: October 17, 2017 - Present

Responsibilities: Health, safety, security and environmental compliance. Steve owns 3% in the company and to date has received no salary from the company.

Other business experience in the past three years:

Employer: Peartree Medical & Safety Services LLC.

Title: Owner Operator

Dates of Service: July 01, 2006 - Present

Responsibilities: Operations and Management of All Departments, coordination of contract QHSSE staffing. Steve spends about 30-40% of his time working on Peartree Medical & Safety Services LLC., the balance is with Trillion his primary role.

Name: Dr. Michael Fraim

Dr. Michael Fraim's current primary role is with MainFraim Innovation. Dr. Michael Fraim currently services 10% -25% normalized. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: July 01, 2020 - Present

Responsibilities: Technical oversight and leadership of Trillions IP development. Dr. Fraim owns zero capital in the company and is paid on a contract basis for hours worked.

Other business experience in the past three years:

Employer: MainFraim Innovation

Title: Owner

Dates of Service: June 01, 2018 - Present

Responsibilities: Technical Consultant

Name: John Leonard Jr.

John Leonard Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP Business Development

Dates of Service: December 12, 2019 - Present

Responsibilities: Customer relations, order capture and general business development within the Gulf Coast US region. John owns 1% of the company and to date has received no salary from the company.

Other business experience in the past three years:

Employer: SNC Lavalin – Atkins

Title: VP, Business Development

Dates of Service: March 19, 2019 - November 30, 2019

Responsibilities: Leonard supported the commercial nuclear power fleet in the US. Focusing on delivering engineering, waste processing and other niche service to this sector.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Shares

Member Name: Alexander Gomez

Amount and nature of Beneficial ownership: 55,731,660

Percent of class: 55.7

Title of class: Class A Shares

Member Name: Huey Segura

Amount and nature of Beneficial ownership: 27,164,575

Percent of class: 27.2

RELATED PARTY TRANSACTIONS

Name of Entity: HKA Hydrofuel LLC

Names of 20% owners: Alexander Gomez, Huey Segura, Kenneth MeKonen, Al Stagg (deceased)

Relationship to Company: HKA Hydrofuel LLC is an exclusive licensor of fuel patents and marketing rights to the Company, HKA is partially owned by two principal owners of Trillion. The Company and HKA managed by the same managing members.

Nature / amount of interest in the transaction: HKA receives a royalties from Trillion in exchange for the the exclusive monetization and indefinite, worldwide licensing, sublicensing and product development rights of licensed fuel technology.

Material Terms: 30% Royalty on Net Income from Fuel Sales | 10% Royalty on earnings of Gross Revenue from Licensees | 25% Royalty of up front Licensing Fee

Name of Entity: Alex Gomez

Relationship to Company: CEO, Managing Member, 20%+ Owner

Nature / amount of interest in the transaction: Company expenses owed to Alex Gomez.

Material Terms: $21,831.71 Payable at future date to be agreed. No interest.

Name of Entity: Huey Segura

Relationship to Company: Managing Member, 20%+ Owner

Nature / amount of interest in the transaction: Company expenses owned to managing member.

Material Terms: $11,200.00 payable at future date to be agreed. No interest.

Name of Entity: Michael Brady

Relationship to Company: Officer

Nature / amount of interest in the transaction: Michael Brady has accumulated company expenses to be paid back at future date.

Material Terms: $13,382.95 paid at future date. No interest.

Name of Entity: John Leonard Jr.

Relationship to Company: Vice President Business Development

Nature / amount of interest in the transaction: John has unpaid expense owned by Company to him.

Material Terms: $60,000 owing to John at future date when company achieves future funding. No interest.

Name of Entity: Steve Poirier

Relationship to Company: Vice President of QHSSE

Nature / amount of interest in the transaction: Unpaid expenses owned to Steve Poirier at future date.

Material Terms: $9,500.00 paid at future date to be agreed. No interest.

OUR SECURITIES

The company has authorized Class A Shares, Class B Shares, and Class C Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,229,165 of Class C Shares.

Class A Shares

The amount of security authorized is 82,896,235 with a total of 82,896,235 outstanding.

Voting Rights

Equal 50/50 voting between existing two Managing Members - Sale or Reorganization of Co., contracts above $5M, loans above $1M, legal dispute decisions, bankruptcy decision votes, decision on dividend payments.

Material Rights

Dilution Disclosure

Class A & B units are non-dilutable by contractual rights. Class C units have no anti-dilution protection. However, the Class A members have already pre-agreed and set aside by a prior Operating Agreement Addendum dated July 2018 the so-called share pool that is a) a share/unit reserve to be allocated to future investors, b) to prevent dilution of Class As below a minimum threshold of 70%, unless by new agreement, c) to prevent dilution of the Class B units under their contractual rights, and d) to prevent early dilution of Class C units (note that Class C units, however, do not have anti-dilution protection, so any dilution by future issuances of securities by the Company will disproportionately impact holders of Class C units).

Class A members also agreed to be diluted by this Reg CF offering by issuing the Class C shares; if the current Regulation CF offering is fully subscribed to, then the net remaining Class A units following this Reg CF raise will be 82.9%; and 12.9% Class A units remain available as per the pre-agreed dilution threshold. The 12.9% remaining Class A units are allocated for future potential raises and can be issued as any class of units. If there is a future raise event beyond these preset dilution agreements, then both Class A & B will still have non-dilution protection and the only way they can be diluted is by agreement. The Class C units will not have anti-dilution protection.

After the remaining 12.9% unit reserve is used, the Company anticipates that it will seek other non-dilutive forms of funding, and or self-fund from cash from operations.

Material Rights

Economic Interest 1% = 1,000,000 Shares

Dilute-able subject to the terms set forth in this memorandum under this section The Company's Securities and the Company's Operating Agreement.

Voting Rights Voting Rights on the Following Matters:

6.5 Unanimous Consent Required

a) Cause or enter into any agreement obligating the Company to undergo a reorganization from LLC to some other form of Entity

b) Cause the Company to commence a voluntary case as debtor under the United States Bankruptcy Code

c) Cause or enter into any agreement for the purchase of stock or other equity of any other Person or Entity, or of all or substantially all of the assets of any Person or Entity, or for the merger or consolidation of the Company with or into any Person or Entity

d) Cause of enter into any agreement obligating the Company's Sale of all or substantially all of the Company's assets

6.6 Majority Consent Required

a) Acquire any single item of tangible, intangible, real or personal property valued at five million ($5,000,000) dollars

b) Enter into any loan transaction where the borrowed amount is in excess of one million ($1,000,000) dollars

c) Enter into any agreements on behalf of the Company where the total value of the contract, measured by the amount to be aid and/or received by the company, exceeds five million ($5,000,000) dollars

d) Initiate legal action on behalf of the Company

Dilution Class A Share Units are subject to dilution (see above)

Dividends If and when dividends are declared, the Class A member will be entitled to the dividend payment pro-rata the % ownership of the company.

Class B Shares

The amount of security authorized is 14,607,100 with a total of 14,607,100 outstanding.

Voting Rights

There are no voting rights associated with Class B Shares.

Material Rights

Economic Interest: 1% ownership of the company = 1,000,000 Shares

Non-Dilutable Ownership - Units Not Subject to Dilution

Voting Rights

Non-Dilution: Share Units Not Subject to Dilution. The Class B Units shall not be subject to dilution and shall represent an equal portion of ownership of the Company and the same Economic Interest as the Class A Units held by the Members of the Company and possess all the same rights, value and privileges as Class A shares, with no waiver or withdrawal of rights or privileges granted to Class A shareholders only with the exclusive exception of voting rights and any other consent or approval rights set forth in the Operating Agreement dated April 21, 2017. In the event that any additional Membership Units are issued, the Class B holder shall be entitled to receive, at no cost, such additional Units as are necessary for him/her to maintain the same percentage Economic Interest in the Company as well as all the same rights, value and privileges as he/she had prior to the issuance of such additional Units.

Tag-Along Rights a) In the event the Members or any of them ("Participating Members") propose to sell any of their membership interests to a third party purchaser, the Class B member shall have the right to participate (a "Tag-Along Right") in such sale or transaction with respect to any membership interest held by them, on a pro rata basis (based on the ratio of the aggregate percentage of membership interests to be sold by the Participating Members to the aggregate percentage interests owned by the Participating Members immediately prior to such sale), for the greatest consideration per percentage of membership interest and otherwise on the best terms and conditions by which any Participating Member proposes to sell or otherwise convert its membership interest in such sale.

b) The Participating Members shall give written notice to Class B members, not less than ten (10) days prior to such proposed sale or transaction providing a summary of the terms of the proposed sale or transaction to the purchaser and advising Class B members of his Tag-Along Rights hereunder. Class B members may exercise his/her Tag-Along Right by written notice to any of the Participating Members stating the percentage of his/her membership interest that he/she wishes to sell other otherwise convert (in the event that the Company is sold to or merged with another entity). If the prospective purchaser or purchasers of the membership interests declines to purchase the aggregate number of membership interests sought to be sold by the Participating Members and the Class B member, the Participating Members and Class B member agree to voluntarily reduce the percentage of membership interests of each participating party to be included in such sale on a proportionate basis that preserves the ratio of

(x) the percentage of membership interests the Participating Members desire to have included in such sale over (y) the percentage of membership interests number the Class B member desire to have included in such sale or transaction. If the Class B member gives written notice indicating that he/she wishes to sell or otherwise convert any percentage of his membership interest in the Tag-Along Sale, they shall be obligated to sell or convert that percentage of membership interest specified in his/her written acceptance notice (as such amount may be reduced pursuant to the immediately preceding sentence) for the greatest consideration and upon the best terms and conditions by which any Participating Member proposes to sell or otherwise convert its percentage of membership interest, such obligation to be conditioned upon and contemporaneous with completion of the Tag-Along Sale with the purchaser.

Dividends If and when dividends are declared, the Class A member will be intitled to the dividend payment pro-rata their % ownership of the company.

Warrant for any Class Financing Event and Issued as Class B In October 2021, the Company entered into a Warrant agreement with Newchip LLC. (Venture Accelerator) allowing the holder to invest up to $250,000 in exchange for the Company's securities within a period of 24 months. The holder can invest with the same terms and rights offered in either (i) the current or any future qualified financing event during the warrant period if the Company has an open qualified financing event at the time of this warrant with signature commitments of at least 25% of the offering amount set by the Company; (ii) the qualified financing event that has closed within 90 days prior to the date of this warrant if the Company has an open qualified financing event at the time of this warrant but does not have signature commitments of 25% of the offering amount set by the Company; however, if no such event took place within 90 days prior to the date of this warrant, then the investment right revert back to those disclosed in option "(i)"; (iii) a priced equity qualified financing event should the Company not qualify for the financing events disclosed in "(i)" or "(ii)" at the greater of (a) 10% discount of the price per share, or (b) 1.1X the highest discount offered to investors; or (iv) a convertible security qualified financing event should the Company not qualify for the financing events disclosed in "(i)" or "(ii)" at the greater of (a) 10% discount, or (b) 1.1X the highest discount offered to investors.

Shares executed via the Warrant provisions would be issued as Class B Shares.

Class C Shares

The amount of security authorized is 2,496,665 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Shares.

Material Rights

Class C Planned Crowd Funding Shares Units

Economic Interest 1% = 1,000,000 Shares

Dilute-able

Voting Rights No Voting Rights

Dilution Class C Share Units are subject to dilution

Tag-Along Rights and Obligations a) In the event the Class A & B Members ("Participating Members") propose to sell the majority of their membership interests to a third party purchaser, the Class C member shall be obligated to participate (a "Tag-Along Right") in such sale or transaction with respect to any membership interest held by them, on a pro rata basis (based on the ratio of the aggregate percentage of membership interests to be sold by the Participating Members to the aggregate percentage interests owned by the Participating Members immediately prior to such sale), for the greatest consideration per percentage of membership interest and otherwise on the best terms and conditions by which any Participating Member proposes to sell or otherwise convert its membership interest in such sale.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Certain risks have been evaluated by the Company and considered in the preparation of our projections. Some risks, such as materials and inventory costs, can fluctuate beyond reasonable expectations. Factors such as these can have a negative or positive impact on projections.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment or obtain opportunity to enter at a ideal time prior to future valuation increase. The Company has made efforts to assess the valuation that has been set by the Company. This includes considerations of past value from prior investors, value created during the Company's startup period, current milestones achieved, product validation efforts, and competitive positioning.

The transferability of the Securities you are buying is limited

Any Class C Equity ownership purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the equity that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities currently and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company does have a defined exit strategy, that could change or evolve over time. This exit strategy may include the Company being acquired by an existing player in the industry or the Company proceeding to IPO on a public exchange, following a period of value creation. However, either option may occur, or may be delayed in occurring or may not occur.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class C Equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to accelerate the Company's growth, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may delay growth or risk Company survival. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it could still be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could choose to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity above or below its current price. If priced above, then your investment would gain value. If priced below, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose other avenues or cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property and intellectual property rights. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will possibly engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are could be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the Company's resources including fund and the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have management discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

We have already commercialized and validated marketability of our main fuel product, HydroDiesel+®, which possesses its own inherent market potential and risk. It is possible that some of our future products that are in research and development (R&D) phase may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the R&D products are the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are a green fuel development and production company. We are therefore always in the research and development stage with some fuel products and have commercialized some fuel products while other new Hydro-fuel products are still under development. Delays or cost overruns in the development of our Hydro-fuel products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations as it pertains to future growth and expansion from new Hydro-fuel products.

Minority Holder; Securities with No Voting Rights

The Class C (Crowd Funding) Equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once the Company meets our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

TRILLION was formed on March 30th, 2017. The Company spent the first four years since inception on product development, testing and market validation, to achieve commercial readiness of our product, HydroDiesel+®. Accordingly, the Company has a limited history upon which an evaluation of its financial performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TRILLION has incurred a minor net loss and has had limited revenues generated since inception. These revenues and the client use cases have been used as part of the Company's strategic transition from development to the commercialization and market readiness phase. The Company is provides no guarantees that we will be profitable in the next few years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

TRILLION was formed on March 30th, 2017. The Company spent the first four years since inception on product development, testing and market validation, to achieve commercial readiness of our product, HydroDiesel+®. Accordingly, the Company has a limited history upon which an evaluation of its financial performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises.

These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TRILLION has incurred a minor net loss and has had limited revenues generated since inception as most of our funding resources have been dedicated to product development and now to the full transition to our commercial production phase, which has already began with limited capacity in 2021. These revenues and the client use cases have been used as part of the Company's strategic transition from product development to the commercialization and market readiness phase. The Company provides no guarantees that we will be profitable in the next few years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is possible that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company could lose any potential revenue it might be able to raise by entering into sublicenses. This would impact a potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including some manufacturing, shipping, accounting, legal work, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Company Intellectual Property and Licenses

One of the Company's most valuable assets is its intellectual property and intellectual property licenses. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. The Company also owns intellectual property license rights on a worldwide exclusive and indefinite basis. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Outside government regulation which can be subject to change at any time

Our industry is federal regulated and our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency), and the CARB (California Air Regulatory Board) and other relevant government laws and regulations. The industry norms concerning the selling and use of fuels is transitioning in favor the Company's low emission fuels. The laws and regulations may be subject to change and if they do, however unlikely, then the selling of product may no longer be in the best interest of the Company within a certain market territory. At such point the Company may no longer want to sell product in a certain region and therefore your investment in the Company may be affected.

Company litigations and legal defense

Companies in industry such as ours can face litigation to protects their rights or to end contractual disputes with clients, partners, suppliers, licensees or licensors. The Company has had past litigations that have been dismissed with prejudice in the company's favor. Legal disputes can arise in the future to contest the Company's interpretations of contractual rights, court rulings, licensing fees, and more. It is important to note that unforeseeable costs associated with such legal disputes may invade the capital of the Company.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Future Accreditation

The Company is currently accredited to manufacture its fuel products for the off-road segment within the US and both the on-road and off-road segment in many international jurisdictions. The Company is working towards obtaining on-road accreditation of our HydroDiesel+ fuel from the US Environmental Protection Agency and from the equivalent bodies within the EU for on-road and off-road use. There are pathways established to achieve these accreditations, however if these accreditations where not achievable then it would have a negative impact on the Company's future value and market expansion capabilities.

Feedstock Escalation

The Company uses various chemical feedstocks in the production of its Hydro-fuels. These chemicals may rise or fall in price according market factors. The escalation of the price could negatively impact the Company's profitability of certain fuel formulations and within certain market segments.

Forward Looking Statements

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE

FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company is currently in the process of litigation with a licensor.

The Company was recently granted a favorable Motion for Summary Judgment for a legal matter relating to a licensor of Trillion, HKA Hydrofuels, LLC. The plaintiffs are appealing this ruling in Trillion's favor. Trillion expects the maximum costs expected to incur from legal fees are $10,000. The Company is currently complying with all relevant laws and regulations. The Company and its counsel believe the appeal is unlikely to be ruled in favor of the claimant due to an abundance of facts presented and captured during a deposition in the original hearings.

The Company's Chief Executive Officer, Alex Gomez, is also the owner & managing member of two additional LLCs.

Alex owns +50% of the company and to date has received no salary from the company. Alex works full-time on Trillion activities. He owns other businesses that require some additional oversight time from him during the week, usually off Trillion hours or on weekends. His Primary Role is as Trillion CEO. Alex plans to take a salary once the company has reached substantial fundraising.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2022.

TRILLION, LLC

By /s/ *Michael Brady*

        Name: TRILLION, LLC

Title: Chief Commercial Officer

Exhibit A

FINANCIAL STATEMENTS



Trillion, LLC (the "Company") a Louisiana Limited Liability Company

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Trillion, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 25, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	10,053	2,539
Due from Related Party	121,881	74,669
Prepaid Expenses	3,803	-
Inventory	30,232	-
Total Current Assets	165,970	77,208
Non-current Assets		
Property & Equipment, net of Accumulated Depreciation	147,358	102,580
Intangible Assets: Patents, net of Accumulated Amortization	10,808	13,201
Total Non-Current Assets	158,166	115,781
TOTAL ASSETS	324,136	192,990
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	85,531	34,669
Due to Related Party	115,915	104,270
Total Current Liabilities	201,446	138,940
TOTAL LIABILITIES	201,446	138,940
EQUITY		
Member's Capital	586,715	200,000
Accumulated Deficit	(392,951)	(124,481)
Non-Controlling Interests	(71,073)	(21,469)
Total Equity	122,691	54,050
TOTAL LIABILITIES AND EQUITY	324,136	192,990

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	7,091	-
Cost of Revenue	67,024	-
Gross Profit	(59,933)	-
Operating Expenses		
Advertising and Marketing	7,380	11,047
General and Administrative	168,197	50,779
Research & Development	28,409	35,749
Rent and Lease	40,755	22,416
Depreciation	11,008	-
Amortization	2,392	2,267
Total Operating Expenses	258,142	122,258
Operating Income (loss)	(318,074)	(122,258)
Less: Net Loss attributable to Non Controlling interests	(49,604)	(20,156)
Net Income (loss)	(268,470)	(102,102)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(318,074)	(122,258)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	11,008	-
Amortization	2,392	2,267
Accounts Payable	50,862	34,669
Inventory	(30,232)	-
Due from Related Party	(47,212)	(62,889)
Prepaid Expenses	(3,803)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(16,985)	(25,953)
Net Cash provided by (used in) Operating Activities	(335,059)	(148,211)
INVESTING ACTIVITIES		
Property & Equipment	(55,787)	(83,132)
Patents	-	(16,780)
Net Cash provided by (used by) Investing Activities	(55,787)	(99,912)
FINANCING ACTIVITIES		
Capital Contributions	386,715	200,000
Due to Related Party	11,645	27,460
Net Cash provided by (used in) Financing Activities	398,360	227,460
Cash at the beginning of period	2,539	23,202
Net Cash increase (decrease) for period	7,514	(20,663)
Cash at end of period	10,053	2,539

Statement of Changes in Member Equity

	Class A Units		Class B Units				
	# of Units	$ Amount	# of Units	$ Amount	Accumulated Deficit	Accumulated Deficit of Non-Controlling Interest	Total Member Equity
Beginning Balance at 1/1/20	70,000,000	-	12,000,000	-	(22,379)	(1,313)	(23,692)
Issuance of Units	-	-	1,500,000	200,000	-	-	200,000
Net Income (Loss)	-	-	-	-	(102,102)	(20,156)	(122,258)
Ending Balance 12/31/2020	70,000,000	-	13,500,000	200,000	(124,481)	(21,469)	54,049
Issuance of Units	-	-	864,600	386,714	-	-	386,714
Net Income (Loss)	-	-	-	-	(268,470)	(49,604)	(318,074)
Ending Balance 12/31/2021	70,000,000	-	14,364,600	586,714	(392,951)	(71,074)	122,689

Trillion, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Trillion, LLC ("the Company") was formed in Louisiana on March 31st, 2017. The Company develops and produces green fuel ("Hydrodiesel(R)") that generates high performance and low emission that is sold to customers through strategic alliances with key distributors. The Company operates mostly from Houston, Texas, and plans to build its first facility out of La Porte, Texas. HKA Hydrofuel LLC (the "Affiliate Company") is a limited company organized in February 2017 and is the sole owner of the patents and trademarks of the fuel additives and related technologies. The owners of the Affiliate Company agreed to grant the Company a license to the patents and trademarks to allow commercializing, distributing, and licensing products globally. The Company's customers, at early stages, are going to primarily be located in Texas, but it is planning to expand operations across the United States and later globally. The Company's mission is to contribute to a future of sustainable and affordable clean energy, the reversal of climate change, and to become the preferred choice for all diesel fuel consumers.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of HKA Hydrofuel, LLC, an affiliate Louisiana Limited Liability Company. It is the sole owner of the patents and trademarks it agreed to an exclusive license agreement with the Company. The Company has determined that it is the primary economic beneficiary and consolidates 100% of the entity. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company derives its revenues primarily from the sale of Hydrodiesel(R) and handling services. Revenues are recognized when control of these products or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products and services. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. Costs incurred to obtain a contract will be expenses as incurred when the amortization period is less than a year.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Property & Equipment	3-7	158,367	11,008	-	147,358
Grand Total	-	158,367	-	-	147,358

Inventory

The Company's inventory consists of chemicals. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. The ending balance of this inventory was $30,232 as of December 31, 2021.

Intangible Assets

The Company's intangible asset consists of patents and is recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 5-20 years. The ending balance of this asset was $13,201 and $10,808 as of December 31, 2020 and 2021, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In July 2018, the Company's managing members agreed to allocate a portion of their own Class A and B Units towards a Share Pool for the purposes of attracting talent and investors, and ultimately enhancing the valuation of the Company. Any Class B Units contributed towards this Share Pool have converted into Class A Units. After a stock split of 100,000 Units for 1, a total of 17,000,000 Class A Units have been allocated towards this Share Pool; however, these Units can be issued as either Class A or B Units per Management's discretion.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

In October 2021, the Company entered into a Warrant agreement allowing the holder to invest up to $250,000 in exchange for the Company's securities within a period of 24 months. The holder can invest with the same terms and rights offered in either (i) the current or any future qualified financing event during the warrant period if the Company has an open qualified financing event at the time of this warrant with signature commitments of at least 25% of the offering amount set by the Company; (ii) the qualified financing event that has closed within 90 days prior to the date of this warrant if the Company has an open qualified financing event at the time of this warrant but does *not* have signature commitments of 25% of the offering amount set by the Company; however, if no such event took place within 90 days prior to the date of this warrant, then the investment right revert back to those disclosed in option "(i)"; (iii) a priced equity qualified financing event should the Company not qualify for the financing events disclosed in "(i)" or "(ii)" at the greater of (a) 10% discount of the price per share, or (b) 1.1X the highest discount offered to investors; or (iv) a convertible security qualified financing event should the Company not qualify for the financing events disclosed in "(i)" or "(ii)" at the greater of (a) 10% discount, or (b) 1.1X the highest discount offered to investors.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2020 and 2021, the Company's members incurred several costs for the purposes of funding operations. These payables bear no interest and are due upon demand. The total ending balance of these payables was $104,270 and $115,915 as of December 31, 2020 and 2021, respectively.

Pursuant to the Company Share Pool agreement, a percentage of any funds raised in the future shall be allocated to the managing members as consideration for the creation of the Company Share Pool utilizing their personal Units of ownership. In 2020 and 2021, the Company's managing members agreed to withdraw funds from the Company in the respective amounts of $74,669 and $121,881 which bear no interest and shall be due upon demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company has been granted a favorable Motion for Summary Judgement, and the matter regarding a past lawsuit has been dismissed. The opposing party is appealing the judgement and the maximum costs the Company is expected to incur for legal fees are $10,000. The Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Note 3 – Related Party Transactions" for further information.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	**Amount**
2022	115,915
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a multi-member LLC with multiple classes of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

The Company has authorized 70,000,000 Class A Units. All 70,000,000 Units have been issued and outstanding as of 2020 and 2021.

The Company has authorized 30,000,000 Class B Units. 13,500,000 and 14,364,600 Units have been issued and outstanding as of 2020 and 2021.

Class A Units are the only units with the right to vote. Both Class A and B Units represent an equal portion of ownership in the Company with the same economic interest. All Units of A & B are non-dilutable.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 25, 2022, the date these financial statements were available to be issued.

In January and February 2022, the Company raised $85,257 from the sale of Class B Units.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operations and negative working capital.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

I, Michael Brady, Principal Executive Officer of TRILLION, LLC, hereby certify that the financial statements of TRILLION, LLC included in this Report are true and complete in all material respects.

Michael Brady

Chief Commercial Officer